

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 21, 2010

Jeffrey I. Friedman
Chief Executive Officer
Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, OH 44143

Re: Associated Estates Realty Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-12486

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits, Financial Statement Schedules, page 133

1. Refer to the purchase and sale agreements included as Exhibits 10.14 and 10.15 to your Form 10-K. We note that the agreements, as filed, omit certain schedules and exhibits. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe this information is no longer material to investors.

2. We note that Exhibit 4.17, evidencing your financing agreement with Wells Fargo Bank, filed with this Form 10-K is not executed. Please tell us why you have not filed an executed copy of this agreement. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Proxy Statement on Schedule 14A, filed April 2, 2010

3. We note that you have filed a proxy statement on April 2, 2010. We also note that information required by Part III of your Form 10-K for fiscal year end 12/31/2009 is incorporated by reference from your proxy statement.   Please note that we may have additional comments after we review your disclosure in the proxy statement.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Lou Fatica
        Associated Estates Realty Corporation
        Via Facsimile: (216) 261-3902